Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

(Unaudited)

BELLUS HEALTH INC.

Periods ended June 30, 2021 and 2020

(In thousands of United States dollars)

Bellus health INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended June 30, 2021 and 2020

(In thousands of United States dollars)

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to Condensed Consolidated Interim Financial Statements	5

bellus health INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

June 30, 2021 and December 31, 2020

(In thousands of United States dollars)

	June 30, 2021	December 31, 2020
Assets

Current assets:
Cash and cash equivalents (note 4)	$29,120	$48,889
Short-term investments (note 4)	43,213	49,371
Trade and other receivables	542	325
Research tax credit receivable	807	724
Prepaid expenses and other assets	2,363	3,005
Total current assets	76,045	102,314

Non-current assets:
Right-of-use asset (note 5)	410	501
Other assets	200	198
In-process research and development asset (note 6)	50,100	50,100
Total non-current assets	50,710	50,799
Total Assets	$126,755	$153,113

Liabilities and Shareholders' Equity

Current liabilities:
Trade and other payables	$9,347	$5,495
Lease liability (note 5)	169	156
Total current liabilities	9,516	5,651

Non-current liabilities:
Lease liability (note 5)	262	347
Total non-current liabilities	262	347
Total Liabilities	9,778	5,998

Shareholders' equity:
Share capital (note 7 (a))	575,286	575,286
Other equity (notes 7 (b) (i) and (ii))	34,801	31,360
Deficit	(502,408)	(468,829)
Accumulated other comprehensive income	9,298	9,298
Total Shareholders’ Equity	116,977	147,115
Commitments and contingencies (note 10)
Total Liabilities and Shareholders’ Equity	$126,755	$153,113

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data)

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenues	$4	$4	$8	$8

Expenses:
Research and development	15,394	5,996	27,980	12,572
Research tax credits	(193)	(97)	(331)	(163)
	15,201	5,899	27,649	12,409

General and administrative	2,805	3,439	6,275	6,201
Total operating expenses	18,006	9,338	33,924	18,610
Loss from operating activities	(18,002)	(9,334)	(33,916)	(18,602)
Finance income	182	920	371	699
Finance costs	(8)	(8)	(34)	(651)
Net finance income (note 8)	174	912	337	48
Net loss for the period	$(17,828)	$(8,422)	$(33,579)	$(18,554)

Loss per share (note 9)
Basic and diluted	$(0.23)	$(0.14)	$(0.43)	$(0.33)

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars)

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 7 (a))
Balance, December 31, 2020	$575,286	$31,360	$(468,829)	$9,298	$147,115

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(33,579)	—	(33,579)

Total comprehensive loss for the period	—	—	(33,579)	—	(33,579)

Transactions with shareholders, recorded directly in shareholders’ equity:

Stock-based compensation (note 7 (b) (i))	—	3,441	—	—	3,441

Balance, June 30, 2021	$575,286	$34,801	$(502,408)	$9,298	$116,977

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 7 (a))
Balance, December 31, 2019	$486,401	$26,858	$(433,818)	$9,298	$88,739

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(18,554)	—	(18,554)

Total comprehensive loss for the period	—	—	(18,554)	—	(18,554)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in consideration for acquisition of remaining BLU-5937 Assets (note 6)	47,749	—	(301)	—	47,448

Stock-based compensation (note 7 (b) (i))	—	1,945	—	—	1,945

Issued upon stock options exercise (note 7 (b) (i))	318	(151)	—	—	167

Issued upon broker warrants exercise (note 7 (b) (ii))	552	(131)	—	—	421

Balance, June 30, 2020	$535,020	$28,521	$(452,673)	$9,298	$120,166

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars)

	Six-month periods ended
	June 30,
	2021	2020
Cash flows from operating activities:
Net loss for the period	$(33,579)	$(18,554)
Adjustments for:
Depreciation (note 5)	91	89
Stock-based compensation	3,441	1,945
Loss on lease modification	—	6
Net finance income	(337)	(48)
Other items	(50)	45
Changes in operating assets and liabilities
Trade and other receivables	(209)	(416)
Research tax credits receivable	(55)	318
Prepaid expenses and other assets	1,279	1,529
Trade and other payables	3,670	(190)
	(25,749)	(15,276)

Cash flows from financing activities:
Deferred financing costs	(472)	(136)
Share issue costs related to issuance of common shares to finance acquisition of in-process research and development asset (note 6)	—	(301)
Issuance of common shares upon stock options exercise	—	167
Issuance of common shares upon broker warrants exercise	—	421
Lease liability – principal repayments	(102)	(76)
Interest paid	(18)	(10)
	(592)	65

Cash flows from investing activities:
Sales of short-term investments	6,308	21,072
Purchases of short-term investments	—	(2,605)
Acquisition of in-process research and development asset, including transaction costs (note 6)	—	(535)
Interest received	82	295
	6,390	18,227
Net (decrease) increase in cash and cash equivalents	(19,951)	3,016

Cash and cash equivalents, beginning of period	48,889	18,688

Effect of foreign exchange on cash and cash equivalents	182	(445)
Cash and cash equivalents, end of period	$29,120	$21,259
Supplemental cashflow disclosure:
Non-cash transactions:
Issuance of common shares in consideration for acquisition of remaining BLU-5937 Assets (note 6)	$—	$47,749
Ascribed value related to issuance of common shares upon stock options exercise (note 7 (b) (i))	—	151
Ascribed value related to issuance of common shares upon broker warrants exercise (note 7 (b) (ii))	—	131
Value of DSUs in Prepaid expenses (note 7 (b) (iii))	239	170

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

1.	Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of refractory chronic cough and chronic pruritus associated with atopic dermatitis. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”), both under the symbol BLU.

These condensed consolidated interim financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

The annual consolidated financial statements of the Company as at and for the year ended December 31, 2020 are available on our web site at www.bellushealth.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements do not include all the information required for full annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2020.

These condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2021 were approved by the Board of Directors on August 11, 2021.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(b)	Use of estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimates of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2020.

(c)	Functional and presentation currency:

Items included in the condensed consolidated interim financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These condensed consolidated interim financial statements are presented in United State dollars ("USD"), which is the Company’s functional and presentation currency for all periods presented.

(d)	COVID-19 pandemic:

The COVID-19 pandemic continues to cause significant financial market and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. Since the Company is considered an “essential service”, its operations in Quebec have not been subject to mandated business closures and, accordingly, disruptions to its business as a result of COVID-19 have been limited thus far. However, the COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19, the impact of any new variants nor the impact of the vaccines that are now accessible , but if the Company or any of the third parties with whom it engages, were to experience shutdowns or other business disruptions, its ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted. The Company will continue to monitor developments of the pandemic and continuously assess its potential further impact on its operations to prevent any disruptions to the conduct of its business and clinical trials. In the event of a prolonged continuation of the pandemic, it is not clear what the potential impact may be on the Company's business, financial position and financial performance.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies and basis of measurement:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by BELLUS Health in its consolidated financial statements for the year ended December 31, 2020.

4.	Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	June 30,	December 31,
	2021	2020
Cash balances with banks	$3,468	$5,734
Short-term investments with initial maturities of less than three months or that can be withdrawn on demand:
Savings accounts and term deposits, yielding interest at 0.10% to 0.40% as at June 30, 2021 (December 31, 2020 – 0.20% to 0.45%)	25,652	43,155
Cash and cash equivalents	29,120	48,889

Short-term investments with initial maturities greater than three months:

Term deposits, yielding interest at 0.23% to 0.55% as at June 30, 2021 (December 31, 2020 – 0.23% to 0.55%)	16,556	20,021
Term deposits issued in CAD (CAD $2,014), yielding interest at 0.85% as at June 30, 2021 (December 31, 2020 – (CAD $5,529), 0.85% to 1.27%)	1,624	4,341
Bearer deposit notes, yielding interest at 0.16% to 0.22% as at June 30, 2021 (December 31, 2020 – 0.16% to 0.22%)	25,033	25,009
Short-term investments	43,213	49,371
Cash, cash equivalents and short-term investments	$72,333	$98,260

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

5.       Right-of-use asset and lease liability:

BELLUS Health’s leases are mainly real estate leases for office space.

The Company leases office space in Laval, Quebec, Canada. Its main property lease at that location expires on September 30, 2023.

Right-of-use asset:

Carrying
value
Cost:
Balance as at December 31, 2020	$802

Accumulated depreciation:
Balance as at December 31, 2020	$(301)
Depreciation	(91)
Balance as at June 30, 2021	$(392)

Net carrying value:
Balance as at December 31, 2020	$501
Balance as at June 30, 2021	410

Lease liability:

Carrying
value
Balance as at December 31, 2020	$503

Interest expense	16
Principal repayment	(102)
Foreign exchange loss	14
Balance as at June 30, 2021	$431
Current portion of lease liability	169
Non-current portion of lease liability	$262

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

5.       Right-of-use asset and lease liability (continued):

Lease liability (continued):

The remaining life of the Company’s property leases as of June 30, 2021 is 2.3 years.

Lease payments were discounted using an incremental borrowing rate of 5%.

Minimum annual payments under the non-cancelable leases, undiscounted, are as follows:

Years ending December 31,

2021 (remainder of the year)	$87
2022	212
2023 and after	166
$465

6.       In-process research and development asset:

As at June 30, 2021, the aggregate carrying value of the in process research and development (“IPR&D”) asset related to BLU-5937 amounted to $50,100 ($50,100 as at December 31, 2020). The IPR&D asset related to BLU-5937 is accounted for as an indefinite-life intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively.

BELLUS Health acquired the initial IPR&D asset related to BLU-5937 in February 2017 from the NEOMED Institute (“NEOMED”) in the form of an exclusive worldwide license to develop and commercialize BLU-5937, a potent, highly selective, orally bioavailable small molecule antagonist of the P2X3 receptor, a clinically validated target for chronic cough.

On March 25, 2020, the Company closed an asset purchase and sale agreement to acquire all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets (the “BLU-5937 Assets”) from adMare BioInnovations’ NEOMED Institute (“adMare”), which is accounted for as an acquisition of assets. The February 2017 license agreement was terminated as part of this transaction.

In consideration of the foregoing, the Company issued to adMare and AstraZeneca AB (“AstraZeneca”) an aggregate of 4,770,000 BELLUS Health common shares from treasury, having an aggregate fair value of $47,749 at the date of the closing of the transaction, calculated using the average of the BELLUS Health’s March 25, 2020 opening and closing share price, plus a cash consideration paid to adMare of $352 (CAD $500). AstraZeneca assigned the BLU-5937 Assets to adMare in 2012.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.       In-process research and development asset (continued):

The total consideration paid for the IPR&D asset related to the remaining BLU-5937 Assets was $48,284, consisting of the shares issued and cash paid referred to above, as well as transaction costs in relation to the acquisition of $183. Transactions costs in relation to the share issuance amounted to $301 and have been charged to the deficit. This acquisition was accounted for as a non-employee share-based payment transaction and measured using the consideration transferred by the Company. As a result of the transaction, the IPR&D asset’s carrying value was increased for the additional portion acquired by the Company.

7.       Shareholders’ equity:

(a)	Share capital:

Changes in issued and outstanding common shares for the six-month periods ended June 30, 2021 and 2020 were as follows:

	Number	Dollars
Balance, June 30, 2021 and December 31, 2020	78,337,361	$575,286

	Number	Dollars
Balance, December 31, 2019	55,378,660	$486,401

Issued in consideration for acquisition of remaining BLU-5937 Assets (note 6)	4,770,000	47,749

Issued upon stock options exercise (note 7 (b) (i))	119,333	318

Issued upon broker warrants exercise (note 7 (b) (ii))	171,590	552
Balance, June 30, 2020	60,439,583	$535,020

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.       Shareholders’ equity (continued):

(a)	Share capital (continued):

“At-the-market” sales agreement

On December 23, 2020, the Company entered into an “at-the-market” (ATM) sales agreement (the “Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which the Company may from time to time sell through at-the-market distributions with Jefferies acting as sales agent (the “Agent”) its common shares for aggregate gross proceeds of up to $50,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada. The common shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The ATM has a 2-year term and requires the Company to pay to the Agent a commission of up to 3.0% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. The Company and the Agent may terminate the Sales Agreement in accordance with its terms. Under the terms of the Sales Agreement, the Company has provided the Agent with customary indemnification rights.

During the six-month period ended June 30, 2021, no common shares were sold under the ATM program. As at June 30, 2021, total costs incurred to register the Sales Agreement, amounting to $388 (December 31, 2020 - $380), are recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position. Under an ATM program, proportional costs for commission, legal and costs related to common shares sold are reclassified from deferred financing costs to deficit upon share issuance.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.       Shareholders’ equity (continued):

(b)       Share-based payment arrangements:

(i)	Stock option plan:

Changes in outstanding stock options issued under the stock option plan for the six-month periods ended June 30, 2021 and 2020 were as follows:

	Number	Weighted average exercise price (1)
Balance, December 31, 2020	6,288,166	$3.88
Granted (2), (3), (4)	1,508,000	$4.33
Forfeited	(39,000)	$3.32
Balance, June 30, 2021	7,757,166	$3.97

	Number	Weighted average exercise price (1)
Balance, December 31, 2019	4,726,943	$2.12
Granted (5), (6)	1,075,000	$10.28
Exercised	(119,333)	$1.44
Cancelled	(65,610)	$5.45
Balance, June 30, 2020	5,617,000	$3.66

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate of the corresponding period.
(2)	1,408,000 stock options were granted on February 25, 2021, having an exercise price of $4.36; 1,171,000 stock options granted to key management personnel and 237,000 granted to other employees.
(3)	50,000 stock options were granted to key management personnel on March 30, 2021, having an exercise price of $3.83.
(4)	50,000 stock options were granted to other employees on May 10, 2021, having an exercise price of $3.92.
(5)	1,010,000 stock options were granted on April 1, 2020, having an exercise price of $10.25 (CAD $13.91); 750,000 stock options granted to key management personnel and 260,000 granted to other employees.
(6)	65,000 stock options were granted to other employees on May 14, 2020, having an exercise price of $10.84 (CAD $14.72).

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.       Shareholders’ equity (continued):

(b)       Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

The following table summarizes information about stock options outstanding and exercisable as at June 30, 2021:

	Options outstanding		Options exercisable
		Weighted
		average years
Exercise price/share	Number	To expiration	Number
Stock options granted in USD
$3.83	50,000	9.8	—
$3.92	50,000	9.9	—
$4.36	1,408,000	9.7	—

Stock options granted in CAD (1)
$0.87 (CAD $1.08)	719,445	5.8	575,834
$1.02 (CAD $1.26)	1,127,779	6.6	670,001
$1.22 (CAD $1.51)	41,667	6.4	25,000
$1.45 (CAD $1.80)	1,077,777	1.2	1,077,777
$1.66 (CAD $2.05)	41,667	7.0	16,667
$2.53 (CAD $3.14)	185,000	9.4	—
$2.89 (CAD $3.58)	70,000	9.1	—
$3.05 (CAD $3.78)	5,667	1.2	5,667
$3.25 (CAD $4.03)	28,611	4.7	28,611
$3.32 (CAD $4.12)	421,000	9.5	—
$3.51 (CAD $4.36)	974,998	7.6	386,666
$6.77 (CAD $8.39)	512,222	8.4	102,444
$9.20 (CAD $11.41)	8,333	8.1	4,166
$11.22 (CAD $13.91)	970,000	8.8	194,000
$11.87 (CAD $14.72)	65,000	8.9	13,000
	7,757,166	7.1	3,099,833

(1) USD equivalent of stock options granted in CAD is presented at the closing rate.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

Stock-based compensation

For the three and six-month periods ended June 31, 2021, the Company recorded a stock-based compensation expense related to the stock option plan (excluding compensation under the DSU plans) in the amount of $1,720 and $3,441, respectively in the condensed consolidated interim statement of loss and other comprehensive loss; from these amounts, $625 and $1,199, respectively, is presented in Research and development expenses and $1,095 and $2,242, respectively, is presented in General and administrative expenses ($1,327 and $1,945 for the corresponding periods of the previous year, $527 and $862 respectively presented in Research and development and $800 and $1,083 respectively presented in General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life. The weighted average assumptions for stock options granted during the six-month periods ended June 30, 2021 and 2020 were as follows:

	2021 (1)	2020 (2) (3)
Weighted average fair value of stock options at grant date	$3.35	$7.87 (CAD $11.17)
Weighted average share price	$3.97	$9.84 (CAD $13.96)
Weighted average exercise price	$3.97	$9.84 (CAD $13.96)
Risk-free interest rate	0.95%	0.56%
Expected volatility	112%	99%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

(1)     Stock options were granted on February 25, 2021, March 30, 2021 and May 10, 2021.

(2)     Stock options were granted on April 1, 2020 and May 14, 2020.

(3)     USD equivalent is presented at the historical rate.

Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(ii)	Broker warrants:

Changes in outstanding broker warrants for the six-month periods ended June 30, 2021 and 2020 were as follows:

	Number	Dollars
Balance, June 30, 2021 and December 31, 2020	—	$—

	Number	Dollars
Balance, December 31, 2019	171,590	$131
Exercised – from the 2018 Offering (1)	(171,590)	(131)
Balance, June 30, 2020	—	$—

(1)	During the six-month period ended June 30, 2020, the Company issued a total of 171,590 common shares from treasury upon the exercise of a total of 171,590 broker warrants issued in connection with the Company’s equity offering in December 2018 (the “2018 Offering”). Each broker warrant entitled the holders to buy one common share at a price of $2.52 (CAD $3.42) per share for a period of 18 months from the closing of the 2018 Offering. As a result of their exercise, the aggregate carrying value of the broker warrants of $131, initially allocated to Other equity pending the issuance of common shares, was reclassified to Share capital.

(iii)	Deferred share unit (“DSU”) plan:

Changes in the number of units outstanding for the six-month periods ended June 30, 2021 and 2020 were as follows:

Number of units	2021	2020
Balance, beginning of period	253,028	234,633
Units granted (1)	71,317	18,395
Balance, end of period	324,345	253,028
Balance of DSU liability, included in Trade and other payables (2)	$1,007	$2,619

(1) All DSUs were granted to key management personnel.

(2) Balance of DSU liability as at December 31, 2020 amounted to $761.

BELLS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(iii)	Deferred share unit (“DSU”) plan (continued):

The stock-based compensation net (recovery) expense related to DSU plan recorded in the condensed consolidated interim statement of loss and other comprehensive loss for the three and six-month periods ended June 30, 2021 amounted to $(185) and $57, respectively; from these amount, $(1) and nil, respectively, is presented in Research and development expenses and $(184) and $57, respectively, is presented in General and administrative expenses ($58 and $822 for the corresponding periods of the previous year, $1 and $2 presented in Research and development expenses and $57 and $820 presented in General and administrative expenses). During the six-month period ended June 30, 2021, the Company granted 71,317 DSUs having a fair value per unit of $3.73 (CAD $4.63) (18,395 DSUs having an average fair value per unit of $10.69 (CAD $14.51) were granted during the six-month period ended June 30, 2020).

8.	Net finance income:

Finance income and Finance costs for three and six-month periods ended June 30, 2021 and 2020 were attributed as follows:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2021	2020	2021	2020
Interest income	$63	$316	$134	$699
Foreign exchange gain	119	604	237	—
Finance income	182	920	371	699
Interest expense on lease liability (note 5)	(8)	(3)	(16)	(7)
Interest and bank charges	—	(5)	(18)	(10)
Foreign exchange loss	—	—	—	(634)
Finance costs	(8)	(8)	(34)	(651)
Net finance income	$174	$912	$337	$48

BELLS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Loss per share:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2021	2020	2021	2020
Basic and diluted weighted average number of common shares outstanding	78,337,361	60,332,389	78,337,361	56,255,094
Basic and diluted loss per share	$(0.23)	$(0.14)	$(0.43)	$(0.33)

Excluded from the calculation of the diluted loss per share for the three and six--month periods ended June 30, 2021 and 2020 is the impact of all stock options granted under the stock option plan, as they would be anti-dilutive.

Stock options granted under the stock option plan could potentially be dilutive in the future.

10.	Commitments:

(a)	Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at June 30, 2021, the Company has commitments for expenditures related to contracts for research and development activities of approximately $24,042 (approximately $36,659 as at December 31, 2020), of which $22,190 is expected to be payable in 2021, $ 1,551 in 2022 and $301 in 2023.

(b)	Contingencies:

On March 16, 2021, a Company stockholder, Carl D. Cachia, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 5, 2020, filed a complaint against the Company and certain of its executive officers. The complaint alleges claims under provisions of the Securities Exchange Act of 1934. The complaint seeks compensatory damages and reasonable costs and expenses, including counsel fees and expert fees.

No provision has been made in the financial statements for the resolution of the above matter. Resolution of this matter could have an effect on the Company’s financial statements in the year that a determination is made, however, in management’s opinion, given the early stage of this litigation, the final resolution of this matter is not projected to have a material adverse effect on the Company’s financial position.

BELLUS HEALTH INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

11.	Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $77 and $152 (CAD $95 and $190) and $69 and $141 (CAD$95 and $190) under the consulting and services agreement for the three and six-month periods ended June 30, 2021 and 2020, respectively.

(c)	Key management personnel:

The Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, Executive Vice-Presidents and Directors of BELLUS Health are considered key management personnel of the Company.

The aggregate compensation for the three and six-month periods ended June 30, 2021 and 2020 to key management personnel of the Company is set out below:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2021	2020	2021	2020
Short term benefits	$739	$497	$1,475	$1,063
DSU plan (recovery) expense	(185)	58	57	822
Stock option plan expense	1,294	1,044	2,601	1,584
	$1,848	$1,599	$4,133	$3,469

12.	Financial instruments:

Carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value.

There was no financial asset or liability fair valued on a recurring basis as at June 30, 2021 and December 31, 2020.

For its financial assets and liabilities measured at amortized cost as at June 30, 2021, the Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.